Obtaining Control of Credit Suisse Commodity Return Strategy
Fund Common Class

As of April 30, 2008, National Financial Services Corp FBO Customers ("Shareholder") owned less than 25% of the Fund. As of Oct 31, 2008, Shareholder owned 15,594,789.455 shares of the Fund, which represented 26.31% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.